03003013

03 JAN 13 AM 10:50

Pernod Ricard

INFORMATION NOTICE
FINANCIAL CALENDAR 2003

Paris, 7th January 2003 82-3361 SUPPL

Please find below Pernod Ricard's key financial calendar dates.

2002 full year sales figures	Wednesday 12 February
2002 financial results	Wednesday 19 March
Q1 2003 sales figures	Wednesday 7 May
Annual Shareholders Meeting	Wednesday 7 May
Half-year 2003 sales figures	Tuesday 5 August
2003 half year financial results	Thursday 25 September
Q3 2003 sales figures	Wednesday 12 November

Contacts
Alain-Serge Delaitte / Media Tel: (33 1) 41 00 40 95
Patrick de Borredon / Investor Relations Tel: (33 1) 41 00 41 71
Barbara M. Burns / New York Tel: (212) 486 1140

For more information about Pernod Ricard, please visit our website:
www.pernod-ricard.com